RECORD QUARTERLY EBIT,
ON TRACK FOR ANOTHER GREAT YEAR

•	Total shipments of 2,332 units, up 118 units (+5.3%)

•	Net revenues grew to Euro 920 million, up 13.5% (+12.8% at constant currencies)

•	Adjusted EBITDA(1) of Euro 270 million, margin now at 29.4% (29.0% without FX hedges(2))

•	Adjusted EBIT(1) of Euro 202 million, 260 bps margin increase to 21.9% (21.5% without FX hedges(2))

•	Adjusted net profit(1) up 30% to Euro 136 million

•	Net industrial debt(1) down to Euro 627 million from December 31, 2016

For the six months ended				(In Euro million unless otherwise stated)	For the three months ended
June 30,					June 30,
2017	2016	Change			2017	2016	Change
4,335	4,096	239	6%	Shipments (in units)	2,332	2,214	118	5%
1,741	1,486	255	17%	Net revenues	920	811	109	14%
512	385	127	33%	EBITDA(1)	270	207	63	30%
512	395	117	30%	Adjusted EBITDA(1)	270	217	53	24%
379	267	112	42%	EBIT	202	146	56	38%
379	277	102	37%	Adjusted EBIT(1)	202	156	46	29%
260	175	85	48%	Net profit	136	97	39	39%
260	182	78	43%	Adjusted net profit(1)	136	104	32	30%
1.37	0.93	0.44	48%	Basic and diluted earnings per share (in Euro)	0.72	0.52	0.20	38%
1.37	0.96	0.41	43%	Adjusted earnings per share(1) (in Euro)	0.72	0.55	0.17	31%

Jun. 30,	Dec. 31,	Change		(Euro million)	Jun. 30,	Mar. 31,	Change
2017	2016				2017	2017
(627)	(653)	26		Net industrial debt(1)	(627)	(578)	(49)

2017 Outlook confirmed
The Group is expecting the following performance in 2017
•    Shipments: ~ 8,400 including supercars
•    Net revenues: > Euro 3.3 billion
•    Adjusted EBITDA: > Euro 950 million
•    Net industrial debt(3): ~ Euro 500 million

1 Refer to specific note on Non-GAAP financial measures
2 Margins without FX hedges have been calculated excluding FX hedges impact from net revenues, adjusted EBIT and adjusted EBITDA, please refer to Q2 2017 results presentation for further detail
3 Including a cash distribution to the holders of common shares and excluding potential share repurchases

Maranello (Italy), August 2nd, 2017 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the second quarter and six months ended June 30, 2017.
Shipments

For the six months ended				Shipments(5)	For the three months ended
June 30,				(units)	June 30,
2017	2016	Change			2017	2016	Change
2,035	1,903	132	7%	EMEA	1,001	953	48	5%
1,342	1,297	45	3%	Americas	797	774	23	3%
301	316	(15)	(5)%	China, Hong Kong and Taiwan, on a combined basis	140	160	(20)	(13)%
657	580	77	13%	Rest of APAC	394	327	67	20%
4,335	4,096	239	6%	Total Shipments	2,332	2,214	118	5%

Shipments totaled     2,332 units in Q2 2017, up 118 units or +5.3% vs. prior year. This achievement was driven by a 36% increase in sales of our 12 cylinder models (V12), while the 8 cylinder models (V8) were substantially in line with prior year. The V12 strong performance was led by the GTC4Lusso and LaFerrari Aperta, partially offset by the F12berlinetta (phasing-out) as well as the F12tdf, that is finishing its limited series run. The 812 Superfast is yet to arrive on the market but already has a waiting list beyond 2018. V8 performance was impacted by the California T, in its 4th year of commercialization, partially offset by the 488 family and the GTC4Lusso T.

EMEA(5) expanded by 5.0%, with France and Italy growing at double-digit pace, while Germany and United Kingdom recorded mid-single-digit growth. Americas(5) increased by 3.0% and Rest of APAC(5) was up 20.5%, with Australia being a strong contributor. China, Hong Kong and Taiwan(5), on a combined basis, posted a 12.5% decrease due to Ferrari’s decision to terminate the distributor in Hong Kong during the fourth quarter of 2016. The new dealership will be fully operational in Q3 2017.

4 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan includes, on a combined basis: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

Total net revenues

For the six months ended				(Euro million)	For the three months ended
June 30,					June 30,
2017	2016	Change			2017	2016	Change
1,250	1,070	180	17%	Cars and spare parts(6)	669	589	80	14%
204	128	76	60%	Engines(7)	101	71	30	42%
246	235	11	5%	Sponsorship, commercial and brand(8)	124	117	7	6%
41	53	(12)	(24)%	Other(9)	26	34	(8)	(20)%
1,741	1,486	255	17%	Total net revenues	920	811	109	14%

Net revenues for Q2 2017 were Euro 920 million, an increase of Euro 109 million or +13.5% (+12.8% at constant currencies) from Q2 2016. Revenues in Cars and spare parts(6) (Euro 669 million) were up 14% vs. prior year, supported by higher volumes and positive mix led by the 488 and the GTC4Lusso families as well as LaFerrari Aperta, along with a greater contribution from our personalization programs, pricing increases and FX. This was partially offset by the end of LaFerrari lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America, completing their limited series run in 2016. Engines(7) revenues (Euro 101 million, +42%) showed an increase attributable to strong sales to Maserati, more than offsetting the termination of the rental agreement with a Formula 1 racing team. Sponsorship, commercial and brand(8) revenues (Euro 124 million, +6%) were up mostly due to higher sponsorship revenues, partially offset by lower 2016 championship ranking compared to 2015. Other(9) revenues (Euro 26 million, -20%) down mostly due to the deconsolidation of the European Financial Services business since November 2016.

6 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
7 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the six months ended				(Euro million)	For the three months ended
June 30,					June 30,
2017	2016	Change			2017	2016	Change
512	395	117	30%	Adjusted EBITDA(1)	270	217	53	24%
29.4%	26.6%	+280bps		Adjusted EBITDA margin	29.4%	26.9%	+250bps
379	277	102	37%	Adjusted EBIT(1)	202	156	46	29%
21.8%	18.7%	+310bps		Adjusted EBIT margin	21.9%	19.3%	+260bps

Q2 2017 adjusted EBIT(1) was Euro 202 million, up Euro 46 million (+29%) vs. prior year, as a result of higher volume (Euro 16 million) thanks to the GTC4Lusso and the 488 families, together with positive contribution from our personalization programs. This was partially offset by the F12berlinetta phasing-out and the California T in its 4th year of commercialization. Mix was positively impacted (Euro 23 million) by LaFerrari Aperta, strong V12 performance as well as pricing increases, partially offset by LaFerrari, that completed its lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America, completing their limited series run in 2016. Research and development costs and industrial costs grew Euro 17 million mainly due to higher D&A and R&D expenses to support product range and components innovation for hybrid technology, partially offset by efficiencies on direct material. SG&A was slightly higher than prior year (Euro 3 million), impacted by the recently approved Long-Term Incentive plan, higher costs related to new directly operated stores and costs related to the 70th anniversary celebrations, partially offset by the deconsolidation of the European Financial Services business since November 2016. FX, excluding hedges, had a positive impact (Euro 6 million) mainly due to USD, partially offset by GBP. Other decreased (Euro 7 million) due to lower 2016 championship ranking compared to 2015, the termination of the rental agreement with a Formula 1 racing team and the deconsolidation of the European Financial Services business since November 2016, partially offset by positive contribution from Engines to Maserati.

Tax rate reduced to 28.0% in Q2 2017 from 30.7% in Q2 2016, mostly due to the combined effect of the Italian Government’s decision to reduce the nominal tax rate to 24% from 27.5% in 2017, additional deductions related to eligible research and development costs and depreciations of fixed assets in accordance with the Italian tax legislation.

As a result of the items described above, adjusted net profit(1) for the Q2 2017 was Euro 136 million, up Euro 32 million (+30%).

Industrial free cash flow(1) for the three months ended June 30, 2017 was Euro 92 million, driven by strong adjusted EBITDA(1) of Euro 270 million. This was offset by 2016 tax balance and 2017 first tax advance payments, capex of Euro 82 million and Euro 9 million of net change in working capital due to inventory increase driven by the projected volume growth in line with our 2017 outlook. Other was impacted by accruals and reserves related to deferred compensation as well as provisions partially offset by lack of contribution from advances of LaFerrari Aperta.

Net industrial debt(1) at June 30, 2017 decreased to Euro 627 million from Euro 653 million at December 31, 2016 thanks to strong industrial free cash flow(1) generation, notwithstanding the cash distribution of Euro 120 million.

2017 Outlook confirmed
The Group is expecting the following performance in 2017:

•	Shipments: ~ 8,400 including supercars

•	Net revenues: > Euro 3.3 billion

•	Adjusted EBITDA: > Euro 950 million

•	Net industrial debt: ~ Euro 500 million, including a cash distribution to the holders of common shares and excluding potential share repurchases

Formula 1
Scuderia Ferrari fights at the top for the 2017 season and the results are: 12 podiums in 11 races, with Sebastian Vettel winning 4 races so far and heading the Drivers' Championship.

The Ferrari turbo V8 wins “The International Engine of the Year Award”
For the second year running, the 3.9-litre twin-turbo V8 that powers the 488 GTB, 488 Spider and, in a slightly smaller displacement, the California T and GTC4Lusso T, has taken the outright “International Engine of the Year Award”.

Ferrari takes the “Red Dot: Best of the Best” design award for the third year running
For the third year running, Ferrari has taken the “Red Dot: Best of the Best” award for the maximum expression of design quality and ground-breaking design. The model to receive the top award of the prestigious annual Product Design competition was the Ferrari J50, the strictly limited series of bespoke cars built to commemorate the 50th anniversary of Ferrari in Japan.

Subsequent Events
On July 24th, 2017 Ferrari and UPS have renewed the sponsorship agreement, based on which the UPS brand will continue to appear on the Scuderia Ferrari’s single-seaters and the official drivers’ racing suits. The multi-year agreement continues the collaboration started in 2013.
On July 28th, 2017 Scuderia Ferrari has reached a multi-year agreement with Sauber F1 Team, by virtue of which the Swiss Team will be fitted with the Power Units built at the Maranello factory.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 228 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2017 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group's car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products;

the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2017	2016	Change		2017	2016	Change
260	175	85	Net profit	136	97	39
102	78	24	Income tax expense	53	44	9
17	14	3	Net financial expenses	13	5	8
133	118	15	Amortization and depreciation	68	61	7
512	385	127	EBITDA	270	207	63

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2017	2016	Change		2017	2016	Change
512	385	127	EBITDA	270	207	63
-	10	(10)	Charges for Takata airbag inflator recalls	-	10	(10)
512	395	117	Adjusted EBITDA	270	217	53

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2017	2016	Change		2017	2016	Change
379	267	112	EBIT	202	146	56
-	10	(10)	Charges for Takata airbag inflator recalls	-	10	(10)
379	277	102	Adjusted EBIT	202	156	46

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2017	2016	Change		2017	2016	Change
260	175	85	Net profit	136	97	39
-	7	(7)	Charges for Takata airbag inflator recalls (net of tax effect)	-	7	(7)
260	182	78	Adjusted net profit	136	104	32

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro per common share)	For the three months ended
June 30,				June 30,
2017	2016	Change		2017	2016	Change
1.37	0.93	0.44	EPS	0.72	0.52	0.20
-	0.04	(0.04)	Charges for Takata airbag inflator recalls (net of tax effect)	-	0.04	(0.04)
1.37	0.96	0.41	Adjusted EPS	0.72	0.55	0.17

Basic and diluted EPS

For the six months ended		(Euro million, unless otherwise stated)		For the three months ended
June 30,				June 30,
2017	2016	Change		2017	2016	Change
260	175	85	Net profit attributable to owners of the Company	136	97	39
188,949	188,923		Weighted average number of common shares (thousand)	188,953	188,923
1.37	0.93	0.44	Basic EPS (in Euro)	0.72	0.52	0.20
189,759	188,923		Weighted average number of common shares for diluted earnings per common share (thousand)	189,759	188,923
1.37	0.93	0.44	Diluted EPS (in Euro)	0.72	0.52	0.20

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Jun. 30,	Mar. 31,	Dec. 31,
	2017	2017	2016
Net Industrial debt	(627)	(578)	(653)
Funded portion of the self-liquidating financial receivables portfolio	705	723	737
Net debt	(1,332)	(1,301)	(1,390)
Cash and cash equivalents	423	569	458
Gross debt	(1,755)	(1,870)	(1,848)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

For the six months ended		(Euro million)	For the three months ended
June 30,			June 30,
2017	2016		2017	2016
288	316	Cash flow from operating activities	138	204
(154)	(157)	Cash flows used in investing activities(10)	(82)	(90)
134	159	Free Cash Flow	56	114
34	14	Change in the self-liquidating financial receivables portfolio	36	31
168	173	Free Cash Flow from Industrial Activities(11)	92	145

10 Cash flow used in investing activities for the six months ended June 30, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million
11 Free cash flow from industrial activities for the three and six months ended June 30, 2017 includes Euro 5 million of quick refund to shareholders at August 31, 2017 due to eligibility for withholding exemption

On August 2nd, 2017, at 4p.m. CEST, management will hold a conference call to present the Q2 2017 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977